UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                          NOTIFICATION OF LATE FILING.


(Check One):

[X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For period ended: December 31, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Full name of registrant:                      Accident Prevention Plus, Inc.

Former name if applicable

Address of Principal Executive                25 Wireless Blvd.
Office (Street and Number)
City, State and Zip Code:                     Hauppauge, New York  11788


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE.

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Amendment No. 1 to the Registration Statement on Form 10-SB (the "Registration Statement") pertaining to the registration of Accident Prevention Plus, Inc., a Nevada corporation (the "Company") under Section 12(g) of the Securities Exchange Act of 1934, as amended, was filed on February 11, 2000 with the Securities and Exchange Commission (the "SEC"). Management of the Company anticipated receipt of a comment letter from the SEC regarding its Registration Statement in early March 2000. Management of the Company intended to incorporate the comments received from the SEC and its corresponding revisions made to the Registration Statement into its Annual Report on Form 10-KSB. However, the Company did not receive a comment letter from the SEC regarding its Registration Statement by approximately March 16, 2000. On approximately March 22, 2000, the Company contacted the SEC regarding the timing of receipt of a comment letter and received a verbal directive from the SEC examiner to proceed with the filing of its Annual Report. The Annual Report and the audited financial statements have not been fully completed.


PART IV - OTHER INFORMATION.

(1) Name and telephone number of person to contact in regard to this notification:

     Diane D. Dalmy
     303-985-9324


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Accident Prevention Plus, Inc.
                        ---------------------------------
                (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2000                      By: /s/ Steven H. Wahrman
--------------------                      -------------------------
                                          Steven H. Wahrman, President